CIBT EDUCATION GROUP INC. International Head Office: Suite 1200, 777 West Broadway, Vancouver, BC V4Z 5J7 Tel: 604.871.9909 Fax: 604.871.9919 Email: info@cibt.net Web: www.cibt.net

CIBT Ranked 83rdBiggest Public Company in B.C by BCBusiness Magazine

July 16th, 2012: CIBT Education Group Inc. (NYSE AMEX: MBA) (TSX: MBA) ("CIBT" or the "Company") is pleased to report that the Company has been ranked 83rd biggest public company in British Columbia by BCBusiness Magazine. The article entitled “B.C.’s Top 100 Biggest Public Companies 2012” is included in the magazine’s June 2012 issue.

About BCBusiness Magazine:

BCBusiness Magazine is British Columbia’s foremost business authority and the most widely read business publication in the province. The 2012 Top 100 Companies in B.C. rankings can be found in the June 2012 issue of BCBusiness Magazine or online at: http://www.bcbusinessonline.ca/businesses/bcs-top-100-biggest-public-companies-2012.

About CIBT Education Group:

CIBT Education Group Inc. is an education management company focused on the global education market. Listed on the Toronto Stock Exchange and the NYSE Amex, CIBT Group owns and operates a network of business, technical and language colleges and has cooperative joint programmes in 18 countries. Its subsidiaries include Sprott-Shaw Community College (established in 1903), Sprott-Shaw Degree College, CIBT School of Business China, and King George International College. Through these subsidiaries, CIBT Group offers Western and Chinese accredited business and management degrees, and programmes in college preparation, automotive maintenance, information technology, hotel management and tourism, English language training, English teacher certification, and other career/vocational training. In addition to its wholly-owned subsidiaries, CIBT Group is the exclusive licensee for the American Hotel & Lodging Educational Institute (AHL-EI) in China, and the WyoTech Automotive Institute for China. CIBT Group also owns Irix Design Group, a leading design and advertising company based in Vancouver, Canada.

ON BEHALF OF THE BOARD OF DIRECTORS

“Toby Chu”

Toby Chu

Vice-Chairman, President & CEO

Investor Relations Contact: N. America Toll Free: 1-888-865-0901 Email: info@cibt.net

Neither the NYSE Amex nor the Toronto Stock Exchange accepts responsibility for the adequacy or accuracy of this news release.